FORM 4

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OMB Number: 3235-0287
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
LaLEGGIA, JOSEPH R. _____ (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	____ Director ____ 10% owner **X** Officer (give title below) ____ Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **4/28/03**	**TITLE: PRESIDENT OF SUBSIDIARY**
500 Washington Street (Street)			
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK								986 (2)		

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 3

SEC 1474(3-99)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$22.46000	4/24/03		A		10,300		(1)	4/24/13	COMMON STOCK	10,300		10,300	D	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ ELLEN Z. MUFSON   4/25/03

_____   _____
          **Signature of Reporting Person   Date
BY: ELLEN Z. MUFSON, ATTORNEY IN FACT
FOR: JOSEPH R. LaLEGGIA

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

LaLEGGIA, JOSEPH R.   Irwin Financial Corporation (IFC)
500 Washington Street   4/28/2003
Columbus IN 47201

FOOTNOTES:

(1) The Plan provides for phased in vesting or rights to exercise granted stock options. In the year of the grant, optionee may exercise 25% of total options granted. In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted. Grant of option was made to reporting person in transaction exempt under Rule 16b-3.

(2) Between 1/1/03 and 4/18/03, the reporting person acquired 153 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 4/18/03. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.